Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending May 31, 2009

The following management discussion and analysis has been prepared as of July 30, 2009.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2009 and should be read in conjunction with them.

Forward Looking Information

Statements throughout this MD&A that are not historical facts may be considered “forward-looking statements.” Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks may be forward-looking statements which reflect management’s expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as “may”, “will”, “should”, “could”, “anticipate”, “believe”, “expect”, “intend”, “plan”, “potential”, “continue” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management.

Readers are cautioned not to place undue reliance on these forward-looking statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

In particular, this MD&A contain forward-looking statements pertaining to future exploration work and technical reports being prepared.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ending May 31, the Company continued its data compilation and comprehensive program of detailed mapping and structural analysis with a focus on underground mapping and sampling.

Las Bolas Property

During the quarter ended May 31, 2009, the Company continued working on its Las Bolas property.  Underground sampling and mapping in the Las Bolas tunnel focused on two main areas, Stations 19 and 37, but work also included sampling from the furthest reaches of the tunnel. The highest grades of gold ever recorded in the Uruachic camp, over 50 gms/tonne, were returned from Station 19 and Station 37 stopes. Silver grades were also exceptional from these areas with values over 4,000 gms/tonne returned from two locations. Some 140 metres beyond station 37, silver values over 700 gms/tonne were also returned.

These assay results were not repeats of previous chip samples but comprise new information. The assay results show the presence of high grade silver and gold mineralization not only in the structures, but in the hangingwall and footwall as well.  These values demonstrate substantial mining widths.  The main portion of Station 19 covers a length of approximately 45 metres in the Las Bolas tunnel, approximately 60 metres below the surface, with a parallel zone 11 metres to the north that is exposed for a length of 20 metres.

Station 37 is approximately 200 metres further along the Las Bolas workings than Station 19. The main portion of Station 19 covers a length of approximately 45 metres in the Las Bolas tunnel, and is approximately 60 metres below the surface.

The recent results from stations 19 and 37, along with reverse circulation drill hole B-04-3, (154 gms/tonne silver with 3.22 gms/tonne gold over 12.3 metres, including 515 gms/tonne silver and 11.1 gms/tonne gold over 3.1 metres), clearly show that this is a substantial zone, over 200 metres long, containing much higher gold values.

This new data will be included in the Company’s preliminary resource calculation already underway.  The detailed mapping in these areas revealed very important structural information that will assist with the targeting of the next round of drilling, which is planned to include both surface and underground drilling.

The underground work was augmented with preliminary sampling of old tunnels over 1,000 metres east of the Las Bolas tunnel.  In April, the Company reported the identification of four old workings located about 1,350 metres northeast of the entrance to the Las Bolas mine tunnel.  These workings have an east-west structural orientation on strike with the dominant mineralization associated in the high grade areas of the Las Bolas workings. The alteration zone in this new area is at least 12 meters wide exhibiting structures up to 2 meters in width in places, with rhyolites coming in contact with conglomerates.  These structures may be part of the Las Bolas-Gambusino mineralized system, which if confirmed, would significantly expand the strike length of this mineralized system. These new discoveries add significantly to the exploration potential and size of the Las Bolas-Gambusino Gold Silver project, which has already been shown to host high grade mineralization. The mineralized structure is hosted in a polymictic conglomerate. The occurrence of this structure in the polymictic conglomerate will expand the exploration potential, as it was previously believed that the mineralization was hosted in andesite and dacite only.

Other Properties

During the months of March, April and May 2009, little work was performed by the Company on its other properties.

Results of Operation

For the third quarter ending May 31, 2009, the Company incurred a net loss of $184,103 compared to a net loss of $260,255 during the second quarter and $267,569 during the third quarter last year.  The significant differences between the periods under review were:

•

a decrease of $222,233 in wages and benefits expenses between the second and third quarter this year due to cut backs in staffing levels as the Company took efforts to reduce these expenditures in light of current market conditions.

•

professional fees are down $30,381 in the third quarter as the audit was charged during the second quarter.

•

an increase of $19,460 in office and general expenses between the second and third quarters due to lower costs in the second quarter related to overcharging in the first.  However, compared to last year these costs are down $24,874 as the Company has taken efforts this year to reduce general expenditures in light of current market conditions.

•

a decrease of $25,218 in the foreign exchange loss between the third and second quarter as a result of the decrease in the value of the Canadian dollar against the Mexican peso.

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Stock based compensation charge of $20,185 in the past quarter compared to $30,763 in the second and nil in the third quarter last year which are non-cash based charges and are a result of accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.

As of May 31, 2009, deferred mineral property exploration costs totalled $8,321,099 compared to $7,449,608 at August 31, 2008.  During the first three quarters, the Company incurred a total of $871,4909 in exploration expenditures including $434,750 on drilling, $136,998 on assaying, $68,009 doing geology and mapping and $30,457 on road construction and site preparation mainly on its San Timoteo, La Reforma properties and Las Bolas.  $148,387 of facilities and other exploration expenditures in deferred exploration costs included such expenses as core boxes, rental of a core shack and a water truck used during drilling.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

May 31, 2009	1,411	184,103	0.00
February 28, 2009	5,829	260,255	0.00
November 30, 2008	28,731	182,506	0.00
August 31, 2008	41,789	95,487	0.00
May 31, 2008	45,831	221,738	0.00
February 29, 2008	53,338	337,038	0.01
November 30, 2007	68,726	166,814	0.00
August 31, 2007	75,314	460,404	0.01

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in August 2007, February 2008 and February 2009 is largely a result of a stock based compensation charges and general expenses.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $930,413 at May 31, 2009 compared to a working capital position of $1,113,786 at February 28, 2009.  The Company’s cash and short-term investment position at May 31, 2009 was $881,617.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

During the nine months ended May 31, 2009, the Company paid $90,000 (2008: $90,000) recorded as management fees for geological and management services to a company controlled by a director

During the nine months ended May 31, 2009, the Company paid $49,689 (2008: $85,887) in wages and benefits and consulting fees to two directors of the Company.

A private company controlled by one of the directors charged $41,805 for the nine months ended May 31, 2009 (2008: $40,500), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Accounts payable and accrued liabilities include $3,967 (2008 - $nil) due to a company controlled by a director.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

The Company adopted Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going concern.

The Company has determined that most of the accounting pronouncement discussed in prior financial statements and Management Discussion and Analysis’ are not applicable to the Company however we are still evaluating the effects of adopting the following standards:

i)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s over generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition will require the restatement of comparative amounts reported by the Company.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of May 31, 2009 and the date hereof, an aggregate of 60,934,037 common shares were issued and outstanding.

The Company has no share purchase warrants outstanding.

As of May 31, 2009, the Company had 5,470,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.80 years at a weighted average exercise price of $0.31.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.